John T. McKenna T: +1 650 843 5059 jmckenna@cooley.com	VIA FED EX AND EDGAR

December 14, 2012

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman

RE:	Rally Software Development Corp. Amendment No. 1 to Confidential Draft Registration Statement Submitted September 21, 2012 CIK No. 0001313911

Ladies and Gentlemen:

On behalf of Rally Software Development Corp. (the "Company"), the following information is in response to a letter, dated October 19, 2012, from the staff (the "Staff") of the Securities and Exchange Commission with respect to Amendment No. 1 to the Company's Confidential Draft Registration Statement on Form S-1, submitted confidentially on September 21, 2012 (the "Registration Statement") and accompanying response letter. The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff's letter. For the Staff's convenience we have incorporated your comments into this response letter.

Page references in the text of this response letter correspond to the page numbers of the Registration Statement as resubmitted confidentially herewith. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Form S-1 confidentially submitted on September 21, 2012

Prospectus Summary, page 1

1.
Your responses to prior comment 5 disclosing that your Agile management solutions address a subset of the application lifecycle market does not appear to provide sufficient context of relevant market in which you compete. Please revise to provide a more detailed description of the relevant market or sub-market you compete in and provide quantitative and qualitative information so investors have sufficient information to understand the size of such market compared to the overall application lifecycle market.

  The Company has revised the disclosure on pages 1, 69 and 71 of the Registration Statement. The Company supplementally advises the Staff that the Company and its advisors are not aware of any third-party reports that provide additional quantitative information regarding the portion of the application lifecycle market in which the Company or other providers of Agile offerings compete.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 45

2.
Please revise the disclosure responding to prior comment 15 to explain the factors that contributed to your sales of greater number of seats to existing customers during the six months ended July 31, 2012 and the fiscal years ended January 31, 2012 and 2011. Your disclosure should provide an analysis of the underlying causes for material changes that impact your statement of operations. In addition, please revise your disclosures to explain why you were able to increase the sales of your professional services during the six months ended July 31, 2012. We refer you to Section III.B.4 of SEC Release 33-8350.

  The Company has revised the disclosure on pages 47 and 49 of the Registration Statement. The Company respectfully advises the Staff that sales of professional services during the six months ended July 31, 2012 declined slightly from the six months ended July 31, 2011 and that the Company has revised the disclosure on page 47 of the Registration Statement to address the increase in professional services revenue during the nine months ended October 31, 2012, as compared to the nine months ended October 31, 2011.

3.
Clarify the extent to which changes in your subscription and support revenue, perpetual license revenue and professional service revenue were attributable to changes in prices and volume. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

  The Company respectfully acknowledges the Staff's comment and supplementally advises the Staff that the Company's pricing remained relatively flat for the periods presented and that changes in prices did not contribute materially to an increase in revenue for those periods. The Company also advises the Staff that the Company has disclosed on pages 42 and 43 of the Registration Statement its (i) total paid seats and (ii) renewal rate, which is based on the number of paid seats, not the dollar value of such seats, for the periods presented. The Company believes those metrics provide investors with meaningful information with respect to the number of seats and changes thereto during each period.

Critical Accounting Policies

Stock-Based Compensation, page 59

4.
With respect to your responses to prior comment 25, please explain in greater detail why you are unable to quantify the impact of changes in the discount rate, non-marketability discount and probability of each scenario under the PWERM. In addition, please revise your disclosures to further explain the underlying reasons for any changes in your probability scenario under the PWERM.

  The Company respectfully advises the Staff that as discussed on page 63 of the Registration Statement, the Company utilized the probability-weighted expected return model ("PWERM") to support the determination of the fair value of its common stock at certain grant dates. The Company is unable to specifically quantify the impact of each variable, as the determination of the fair value at each grant date was the result of changes in multiple variables and inputs, including the performance of the Company's comparable company group, as disclosed on page 63 of the Registration Statement, the performance of the Company itself and the U.S. markets and economy, as disclosed on pages 63 to 66 of the Registration Statement. The Company has revised the disclosure on pages 64 to 66 of the Registration Statement to discuss material changes in the Company's determination of the utilized discount rate.

  The Company further advises the Staff that as disclosed on page 65 of the Registration Statement, the Company changed its probability scenario under the PWERM to provide a higher probability of an initial public offering from 40% to 45% in May 2012 to reflect the Company's preliminary meetings with potential underwriters regarding an initial public offering. Except for that change and a corresponding reduction in the probability of remaining a private company from 20% to 15%, management's estimates of the probability of each scenario has remained constant in the periods presented.

Business

Overview, page 68

5.
We note your response to prior comment 27 regarding your use of third-party software and open-sourced software, as discussed in your risk factors section on pages 19 and 22. Please more fully discuss your use of third-party software and open-sourced software in the development of your software products and services.

  The Company has revised the disclosure on page 81 of the Registration Statement.

6.
In response to prior comment 29, you indicate that your new customers have relationships through paid subscriptions and "to a much lesser extent through [your] free version," of your software, as disclosed on page 68. Please revise here and in management's discussion and analysis to clarify whether the amount of new customers using free versions of your software are material. If so, please provide further quantitative and qualitative disclosure of the extent the use of free versions and the conversion to paying subscribers is material to your business and results of operation.

  The Company has revised the disclosure on page 42 of the Registration Statement.

Strategic Relationships, page 79

7.
In light of your representation that your strategic relationships are immaterial in response to prior comment 30, please revise page 79 express this conclusion together with a brief explanation of its basis.

  The Company has revised the disclosure on page 81 of the Registration Statement.

Competition, page 80

8.
We note your response to prior comment 31 indicates that you are unaware of any third- party reports which attributes market share to your competitors. To the extent known, please revise to provide quantitative or qualitative disclosure of the significance of the various categories of your competitors that you list on page 80. For example, it is unclear whether you consider your primary competitors to be large, diversified software vendors compared to providers of open source alternative software. Your listing of various categories of your competitors does not provide investors with sufficient information to determine the degree of competition which each of these categories represent.

  The Company has revised the disclosure on pages 13 and 82 of the Registration Statement.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(n) Revenue Recognition, page F-11

9.
We note your revised disclosures in response to prior comment 40. Please clarify whether you have been able to establish VSOE for the undelivered elements on all of your perpetual licenses arrangements.

  The Company has revised the disclosure on pages 60 and F-12 of the Registration Statement.

The Company has also provided herewith, on a supplemental basis, the relevant portions of the one additional industry research report cited in the revised Registration Statement, along with cross-

references to the appropriate locations in the Registration Statement for which that report provides support. The report was not prepared for the Company or in connection with the offering.

*    *    *

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff's comments.

Sincerely,

COOLEY LLP
/s/ JOHN T. MCKENNA John T. McKenna
cc:
Timothy A. Miller, Rally Software Development Corp.
James M. Lejeal, Rally Software Development Corp.
Michael L. Platt, Cooley LLP
Francis R. Wheeler, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Michael S. Bearup, KPMG LLP